Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America

September 29, 2020
VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628	David A. Carpenter Partner D: 212.506.2195 F: 212.849.5795 DACarpenter@mayerbrown.com

Attention: Joshua Shainess

Re:	Aimmune Therapeutics, Inc.

Schedule 13E-3 filed on September 14, 2020, as amended September 21, 2020

Filed by Aimmune Therapeutics, Inc.

File No. 005-88972

Schedule TO-T filed on September 14, 2020, as amended September 21, 2020

Filed by SPN MergerSub, Inc. and Société des Produits Nestlé S.A.

File No. 005-88972

Dear Mr. Shainess:

This letter sets forth the response of SPN MergerSub, Inc. (“Purchaser”) and Société des Produits Nestlé S.A. (“Nestlé”) to the comment letter, dated September 23, 2020 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to Purchaser’s and Nestlé’s combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2020. In connection with this response to the Comment Letter, Purchaser and Nestlé are filing with the Commission Amendment No. 2 to the Schedule TO.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

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Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

September 29, 2020

Schedule 13E-3

General

1.

We note that as of July 2020, Nestlé had entered into preliminary discussions with Aimmune regarding the potential acquisition. Please tell us why Nestlé S.A. and Société des Produits Nestlé S.A. did not file an amended Schedule 13D to disclose the material change to the facts set forth in the previously filed Schedule 13D until August 31, 2020, the date the Merger Agreement was executed.

Response: Nestlé does not believe that the exploratory review conducted by Nestlé management and the related exploratory discussions and activities that took place throughout July and August 2020 (collectively, the “Management Exploratory Activities”) amounted to a material change required to be disclosed in Nestlé S.A.’s and Nestlé’s previously filed Schedule 13D. The Management Exploratory Activities were consistent with and contemplated by the disclosure contained in the Schedule 13D then on file. The initial Schedule 13D, filed on March 5, 2018, stated that “[t]he Reporting Persons from time to time review their investment in and collaboration with Aimmune”, that, subject to the terms of the standstill agreement, they “may [] propose to take one or more of the actions described in subsections (a)-(j) of Item 4 of Schedule 13D” (which includes an extraordinary corporate transaction, such as a merger) and that they “may discuss such actions” with Aimmune and Aimmune’s management and board of directors. The above-described disclosure from the initial Schedule 13D remained unchanged throughout all subsequent Schedule 13D amendments filed by Nestlé S.A. and Nestlé leading up to the announcement of the acquisition of Aimmune, including the most recent Schedule 13D amendment in April 2020. Because the Management Exploratory Activities were contemplated by the disclosure contained in the previously filed Schedule 13D, Nestlé does not believe that the Management Exploratory Activities constituted a material change.

In addition, Nestlé does not believe that the Management Exploratory Activities constituted a material change in the previously filed Schedule 13D, because during the course of those activities, neither Nestlé S.A. nor Nestlé had formed a specific plan or intention to pursue an acquisition of Aimmune. The Management Exploratory Activities were preliminary activities that were conducted by Nestlé’s management in an effort to determine whether there was a basis for a potential acquisition of Aimmune that it would be willing to recommend for approval by the boards of directors of Nestlé S.A. and Nestlé. Throughout its exploratory discussions with Aimmune, Nestlé’s management advised Aimmune that the discussions were exploratory in nature, that Nestlé intended to comply with its obligations under the standstill agreement, that Nestlé’s management did not have authority, absent board approval, to pursue a potential acquisition of Aimmune and that any such decision and the terms of any potential offer or transaction would be subject to further internal approvals, specifically the approval of the respective boards of directors of Nestlé S.A. and Nestlé. The exploratory intent and non-binding nature of the Management Exploratory Activities were such that, during the exploratory period, Nestlé’s management had not formed any specific plans or intention to pursue a potential acquisition of Aimmune. Moreover, when Nestlé’s management did make a determination that it was advisable to pursue the potential transaction with Aimmune on or about August 26, 2020, given its lack of authority to pursue the potential transaction without board approval, that determination by Nestlé’s management was not sufficient to constitute a plan or intent on the part of Nestlé S.A. or Nestlé. Such a plan and intent only could be formed with approvals from the boards of directors of both Nestlé S.A. and Nestlé, and those approvals were not secured until August 27, 2020 when the boards of directors of Nestlé S.A. and Nestlé approved the submission of an offer. Only then could Nestlé S.A. and Nestlé be deemed to have formulated a plan and intention that constituted a material change in the facts set forth in the previously filed Schedule 13D. Promptly thereafter, on August 31, 2020, two business days after the boards’ decisions, Nestlé filed a Schedule 13D amendment.

For these reasons, Nestlé does not believe that the Management Exploratory Activities constituted a material change in the facts disclosed in the previously filed Schedule 13D. Nestlé therefore believes that it has complied with its disclosure obligations under Regulation 13D and appropriately amended its Schedule 13D promptly after the occurrence of a material change.

Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

September 29, 2020

2.

Your disclosure defines “Unaffiliated Security Holders” to mean the stockholders of Aimmune other than Nestlé and its affiliates. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise us whether the term “Unaffiliated Security Holders” applies to any other directors and officers of Aimmune or its affiliates and revise your disclosure accordingly.

Response: In response to the Staff’s comment, Purchaser and Nestlé have revised the disclosure in the Schedule TO, the cover letter to the Offer to Purchase and the Offer to Purchase on page 1 under the section entitled “Summary Term Sheet” and on page 8 under the Section entitled “Introduction” to clarify that the definition of “Unaffiliated Stockholders” includes “all stockholders of Aimmune other than (i) Nestlé, (ii) any entity controlled by, controlling or under common control with Nestlé and (iii) Greg Behar.”

Schedule TO-T – Exhibit (a)(1)(A) – Offer to Purchase for Cash

Summary Term Sheet, Recent Aimmune Trading Prices, Subsequent Trading, page 6

3.

Where you reference the premium as measured from the last trading day prior to execution of the Merger Agreement, please qualify this disclosure by discussing any recent decline in the share price resulting from the ongoing pandemic.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 1. Summary Term Sheet” of the Schedule TO and the section entitled “Summary Term Sheet – Recent Aimmune Trading Prices; Subsequent Trading” in the Offer to Purchase.

Special Factors, Background, page 12

4.

Please supplement your discussion of the events leading up to the Execution of the Merger Agreement to address whether or not the FDA approval for Aimmune’s Palforzia treatment was a factor in the timing of the transaction.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 5. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule TO and the section entitled “Special Factors—Section 1. Background” in the Offer to Purchase to address whether or not the FDA approval for Aimmune’s Palforzia treatment was a factor in the timing of the transaction.

Purpose of and Reasons for the Offer and the Merger, page 17

5.

Your disclosure of the purpose of the proposed transaction appears to have been generally applicable at any time during the Company’s history. Therefore, please revise to state why Nestlé is pursuing this transaction now as opposed to at any other time.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 6. Purposes of the Transaction and Plans or Proposals” of the Schedule TO and the section entitled “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger” in the Offer to Purchase to state why Nestlé is pursuing this transaction now as opposed to at any other time.

6.

We note your disclosure that Nestlé expects to pay off the outstanding borrowings of Aimmune under the credit agreement by and among Aimmune, KKR Peanut Aggregator L.P. and Cortland Capital Markets Services LLC. Please quantify the expected payoff amount here. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

September 29, 2020

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 6. Purposes of the Transaction and Plans or Proposals” of the Schedule TO and the section entitled “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger” in the Offer to Purchase to quantify the expected payoff amount, which is approximately $148 million.

Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger, page 18

7.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please expand your discussion of the factors upon which the fairness determination is based to address factors such as historical market prices, purchase prices paid in previous purchases, and future prospects of the Company. Refer to clauses (ii) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. Alternatively, please disclose why such factors were not deemed material or relevant.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 8. Fairness of the Transaction” of the Schedule TO and the section entitled “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase to address factors such as historical market prices, purchase prices paid in previous purchases, and future prospects of the Company.

8.

If the Nestlé Parties did not consider the procedural safeguards set forth in Item 1014(c), (d) and (e), please explain why the Nestlé Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguards.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 8. Fairness of the Transaction” of the Schedule TO and the section entitled “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase to explain why the Nestlé Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguards.

9.

Please address if and how the Nestlé Parties considered the recent decline of Aimmune’s share price, and any related effect of the pandemic on the share price, in making its fairness determination. Refer to Item 1014(b) of Regulation M-A and the Response to Question 20 in Exchange Act Release 34-17719 (April 13, 1981).

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 8. Fairness of the Transaction” of the Schedule TO and the section entitled “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase to address if and how the Nestlé Parties considered the recent decline of Aimmune’s share price, and any related effect of the pandemic on the share price, in making its fairness determination.

10.	Address whether the Nestlé Parties considered as a factor the required termination fee to be paid by Aimmune to Nestlé in the event the Merger Agreement is terminated.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 8. Fairness of the Transaction” of the Schedule TO and the section entitled “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase to address whether the Nestlé Parties considered as a factor the required termination fee to be paid by Aimmune to Nestlé in the event the Merger Agreement is terminated.

Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

September 29, 2020

Conditions of the Offer, page 62

11.

You state that the conditions to the offer “may be waived by Nestlé and Purchaser in whole or in part at any time and from time to time in their sole discretion” (other than the Minimum Tender Condition). We also note your disclosure that the failure by Nestlé to exercise its rights with respect to such conditions “shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.” This suggests that Nestlé may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Nestlé to terminate the offer or cancel the obligation to accept tenders, and Nestlé elects to proceed with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Nestlé’s understanding of its obligation to disclose material changes.

Response: In response to the Staff’s comment, Purchaser and Nestlé have amended “Item 11. Additional Information” of the Schedule TO and the section entitled “The Tender Offer—Section 11. Conditions of the Offer” in the Offer to Purchase to affirm Nestlé’s understanding of its obligation to disclose material changes.

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Mayer Brown LLP

U.S. Securities and Exchange Commission

Attention: Joshua Shainess

September 29, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 506-2195.

Sincerely,

/s/ David Carpenter

David Carpenter

cc:	Perry Hindin, U.S. Securities and Exchange Commission

Claudio Kuoni, Nestlé

James Pepin, Purchaser

Andrew Noreuil, Mayer Brown LLP

Bruce Perce, Mayer Brown LLP